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                                            Filed by FPL Group, Inc.
                                            Pursuant to Rule 425
                                            Under the Securities Act of 1933
                                            Commission File No.:  1-8841
                                            Subject Company:  FPL Group, Inc.


     The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed transaction between ENTERGY CORPORATION and FPL GROUP, INC. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the shareholders of FPL GROUP, INC. or the shareholders of ENTERGY CORPORATION to approve the merger; the risk that the FPL GROUP, INC. and ENTERGY CORPORATION businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting FPL GROUP, INC.'s business generally. More detailed information about those factors is set forth in FPL GROUP, INC.'s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated November 2, 2000.

                          * * * * * * * * * * * * * *

     Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by WCB HOLDING CORP. on August 25, 2000, as amended on October 13, 2000 and November 3, 2000. Investors and security holders may review the joint proxy statement/prospectus and other documents filed by FPL GROUP, INC. and ENTERGY CORPORATION with the Securities and Exchange Commission at the Commission's web

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site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the appropriate company at the following addresses:

FPL GROUP, INC.                     Entergy Corporation
700 Universe Boulevard              639 Loyola Avenue
Juno Beach, Florida 33408           New Orleans, Louisiana 70113
(561) 694-4694                      (504) 576-4212
Attention:  Dinah Washam            Attention:  Christopher T.
                                                  Screen

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November 30, 2000

Dear Fellow Shareholder:

We have previously sent to you proxy material for the Special Meeting of FPL Group, Inc. to be held on December 15, 2000. Your Board of Directors has recommended that FPL Group shareholders vote for the approval of the merger agreement with Entergy Corporation.

Since approval of the merger requires the affirmative vote of a majority of the outstanding shares, your vote is important, no matter how many or how few shares you may own. Please help your company avoid the expense of further solicitation by signing, dating and returning the enclosed proxy card today in the envelope provided.

Thank you for your cooperation.

Very truly yours,

/s/ James L. Broadhead

James L. Broadhead
Chairman and Chief Executive Officer

   If you have any questions, or need assistance in voting
                         your shares, please call our proxy solicitor,

                          INNISFREE M&A INCORPORATED
                         TOLL-FREE, at 1-888-750-5835.

                                IMPORTANT NOTE:
               If you hold your shares through a bank or broker,
          you may be able to vote by telephone, or via the Internet.
            Please call Innisfree at 1-888-750-5835 for assistance.

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Please read the joint proxy statement/prospectus dated November 7, 2000, because it contains important information about the merger. You may obtain a free copy of the joint proxy statement/prospectus and other documents incorporated by reference in it from FPL Group, Inc. at the following address:

FPL Group, Inc.
700 Universe Blvd.
Juno Beach, Florida 33408
(561) 694-4694
Attention:  Dinah Washam